

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2023

Lucas Wang
Chairman of the Board and Chief Executive Officer
Bit Origin Ltd
27F, Samsung Hub
3 Church Street Singapore 049483

> **Re: Bit Origin Ltd**
> **Registration Statement on Form F-3**
> **Filed November 16, 2023**
> **File No. 333-275602**

Dear Lucas Wang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Mengyi Ye